UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 01, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No.1	Total Voting Rights dated 01 September 2016
Exhibit No.2	Invitation to purchase Notes for cash dated 20 September 2016
Exhibit No.3	Director/PDMR Shareholding dated 21 September 2016
Exhibit No.4	Director/PDMR Shareholding dated 22 September 2016
Exhibit No.5	Director/PDMR Shareholding dated 26 September 2016
Exhibit No.6	Director/PDMR Shareholding dated 26 September 2016
Exhibit No.7	Director/PDMR Shareholding dated 26 September 2016
Exhibit No.8	Purchase price for Barclays Bank PLC Notes dated 27 September 2016
Exhibit No.9	Publication of a Prospectus dated 27 September 2016
Exhibit No.10	Results of invitation to purchase Notes for cash dated 28 September 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of  the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 03, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: October 03, 2016
By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

1 September 2016

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 August 2016, Barclays PLC's issued share capital consists of 16,917,183,163 Ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,917,183,163) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

 Exhibit No. 2

BARCLAYS PLC ANNOUNCES AN INVITATION TO PURCHASE NOTES FOR CASH
Barclays PLC (the "Offeror") has today launched invitations to holders of certain notes set out in the table below (the "Notes") issued by Barclays Bank PLC to tender such Notes for purchase by the Offeror (the "Offers"), subject to applicable offer and distribution restrictions.
The Offers are being made on the terms and subject to the conditions and restrictions set out in a tender offer memorandum dated 20 September 2016 (the "Tender Offer Memorandum") and the related notice of guaranteed delivery. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.
The Offers
Description of Notes	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Purchase Price(1) (%)
Subordinated Floating Rate Notes due 2040 (the "2040 Notes")	Barclays Bank PLC	XS0122679243	€100,000,000	67.50 per cent.
6.125 per cent. Undated Subordinated Notes (the "Undated Subordinated Notes")	Barclays Bank PLC	XS0145875513	£36,244,000	108.50 per cent.
6.86 per cent. Callable Perpetual Core Tier One Notes (the "Tier One Notes")	Barclays Bank PLC	06738CAG4 / XS0155141830/ US06738CAG42	US$182,133,000	117.00 per cent.
Junior Undated Floating Rate Notes (the "Undated Floating Rate Notes")	Barclays Bank PLC	GB0000784164	US$202,985,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes (the "Series 1 Notes")	Barclays Bank PLC	GB0000779529	US$335,430,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes Series 2 (the "Series 2 Notes")	Barclays Bank PLC	GB0000777705	US$414,630,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes Series 3 (the "Series 3 Notes")	Barclays Bank PLC	XS0015014615	£145,000,000	80.00 per cent.
Description of Notes	Issuer	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Benchmark Security	Purchase Spread (Basis Points)	Bloomberg Reference Page
5.75 per cent. Fixed Rate Subordinated Notes due 2026 (the "2026 Notes")	Barclays Bank PLC	XS0134886067	£455,408,000	1.5 per cent. UK Treasury Stock due 2026 (ISIN GB00BYZW3G56)	220	DMO2
_____________
(1)   The Purchase Price does not include accrued and unpaid interest.

The Offeror reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.
Tenders of Notes for purchase must be made to the Offeror in accordance with the procedures set out in the Tender Offer Memorandum. The Offeror intends to announce, inter alia, its decision whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement following the Expiration Deadline.
Notes validly tendered may be revoked at any time prior to the Expiration Deadline, but not thereafter.
Rationale for the Offers
The Offers are made as part of the Group's ongoing liability management, with the intention of supporting its ongoing transition to a holding company capital and term funding model in line with regulatory requirements.
Other Information
Independently of the Offers, and as part of the Group's ongoing transition to a holding company capital and term funding model, Barclays PLC intends to continue issuing senior unsecured and subordinated liabilities in all major currency markets. The Offers are not conditional upon any future capital markets issuance.
Purchase Price and Accrued Interest Payment
Subject to the relevant Minimum Denomination in respect of each Series of Notes, the price payable by the Offeror for any Notes of the relevant Series validly tendered at or before the Expiration Deadline and accepted by the Offeror will be as follows (the "Purchase Price"):
(a)           in respect of the 2040 Notes, 67.50 per cent. of the aggregate principal amount of such Notes;
(b)          in respect of the Undated Subordinated Notes, 108.50 per cent. of the aggregate principal amount of such Notes;
(c)           in respect of the Tier One Notes, 117.00 per cent. of the aggregate principal amount of such Notes;
(d)          in respect of the Undated Floating Rate Notes, 70.00 per cent. of the aggregate principal amount of such Notes;
(e)           in respect of the Series 1 Notes, 70.00 per cent. of the aggregate principal amount of such Notes;
(f)           in respect of the Series 2 Notes, 70.00 per cent. of the aggregate principal amount of such Notes;
(g)           in respect of the Series 3 Notes, 80.00 per cent. of the aggregate principal amount of such Notes; and
(h)          in respect of the 2026 Notes, an amount per £1,000 principal amount of the 2026 Notes, determined at or around 10:00 a.m. (New York City time) (the "Pricing Time") on 27 September 2016 (the "Pricing Date") by reference to the annualised sum of (i) the Purchase Spread (specified in the table above for such Notes) and (ii) the Benchmark Security Rate, expressed as a percentage of the principal amount of the 2026 Notes rounded to the third decimal place (with 0.0005 being rounded upwards).
In respect of any Notes accepted for purchase, the Offeror will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from, and including, the interest payment date for the Notes immediately preceding the Settlement Date up to, but excluding, the Settlement Date, which is expected to be 30 September 2016.
Tender Offer Period
The Offers commence on 20 September 2016 and will end at 5:00 p.m. (New York City time) on 27 September 2016 (the "Expiration Deadline") unless extended by the Offeror, in which case notification to that effect will be given by or on behalf of the Offeror by way of (i) by publication through RNS and/or (ii) by the delivery of notices to the Clearing Systems for communication to Direct Participants. Such announcements will also be made by the issue of a press release to one or more Notifying News Service(s).
Noteholders wishing to participate in the Offers must deliver, or arrange to have delivered on their behalf, a valid Tender Instruction that is received by the Tender Agent by the Expiration Deadline.

Expected Timetable of Events

The times and dates below are indicative only.
Date	Action
20 September 2016	Commencement of the Offers Offers announced. Tender Offer Memorandum available from the Dealer Manager and the Tender Agent
27 September 2016 At or around 10:00 a.m. (New York City time)	Pricing Time Determination of the Benchmark Security Rate in respect of the 2026 Notes and the Purchase Price in respect of each Series of Notes.
27 September 2016 5:00 p.m. (New York City time)
Expiration Deadline/Withdrawal Deadline
Deadline for receipt by the Tender Agent of all Tender Instructions in order for Noteholders to be able to participate in the Offers and to be eligible to receive the relevant Purchase Price and Accrued Interest Payment on the Settlement Date.

As soon as reasonably practicable after the Expiration Deadline
Announcement of Result of Offers
The Offeror will announce its decision whether to accept valid tenders of Notes for purchase pursuant to any or all of the Offers (including, if applicable, the Settlement Date for such Offers) and the results of the Offers in accordance with the methods set out in the Tender Offer Memorandum.

29 September 5:00 p.m. (New York City time)
Deadline for Delivery of Notes Tendered by Guaranteed Delivery procedures
If any Noteholder desires to tender their Notes and (i) such Notes certificates are not immediately available or cannot be delivered to the Tender Agent, (ii) such Noteholder cannot comply with the procedure for book-entry transfer, or (iii) such Noteholder cannot deliver the other required documents to the Tender Agent by the Expiration Deadline, such Noteholder must tender their Notes according to the guaranteed delivery procedure described in the Tender Offer Memorandum and deliver their Notes by 5:00 p.m. (New York City time) on 29 September 2016.

30 September 2016	Settlement Expected Settlement Date for the Offers. Payment of relevant Purchase Price and Accrued Interest Payment in respect of the Offers.
Noteholders are advised to check with any bank, securities broker or other intermediary through which they hold Notes when such intermediary would require to receive instructions from a Noteholder in order for that Noteholder to be able to participate in, or revoke their instruction to participate in, the Offers before the deadlines specified above.  The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified above.
For Further Information
A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:
The Dealer Manager
Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States

Tel:                       +44 (0)20 3134 8515 or +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242

Email:             liability.management@barclays.com
Attention:        Liability Management Group
The Tender Agent
Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Tel:                       +44 20 7704 0880
Fax:                      +44 20 7067 9098
Attention:              Thomas Choquet / Arlind Bytyqi
Email:                    barclays@lucid-is.com
A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.
Analyst and Investor Information
Further information for analysts and investors can be obtained from the following contacts at Barclays:
Investor Relations
Lisa Bartrip
Tel: +44 (0)20 7773 0708
Barclays Treasury
Miray Muminoglu
Tel: +44 (0)20 7773 8199
Media Relations
Tom Hoskin
Tel: +44 (0)20 7116 6927

DISCLAIMER
This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement.  This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers.  None of the Offeror, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offers.
United Kingdom
The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the "Relevant Persons"). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this communication and any other document and/or materials produced in connection with the Offers must not be relied or acted upon by persons other than Relevant Persons.
Belgium
Neither this announcement nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority and, accordingly, the Offers are not being made in Belgium by way of a public offer, as defined in Article 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids. Consequently, neither this announcement nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" within the meaning of Article 10 of the Belgian law of 16 June 2006 on the public offer of placement of instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. The information contained in this annoucement may not be used for any other purpose than the Offers or disclosed to any other person in Belgium than the above qualified investors.
France
The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers.  This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.
Italy
None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB").
The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.
Noteholders, or beneficial owners of the Notes, can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.
Spain
Neither the Offers nor this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the restated text of the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, que aprueba el texto refundido de la Ley del Mercado de Valores), Royal Decree 1310/2005, of 4 November and Royal Decree 1066/2007, of 27 July. Accordingly, this Tender Offer Memorandum has not been submitted for approval and has not been approved by the Spanish Securities Market Regulator (Comisión Nacional del Mercado de Valores).
General
Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.
In addition, each Noteholder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in "Procedures for Participating in the Offers" in the Tender Offer Memorandum.  Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.
Each of the Offeror, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

 Exhibit No. 3

 21 September 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
The attached individual notifications made on behalf of Persons Discharging Managerial Responsibilities under article 19.1 of the Market Abuse Regulation ('MAR') relate to the receipt of Barclays PLC shares under the Barclays PLC Scrip Dividend Programme (the 'Programme') by certain Directors.
 This announcement is made in accordance with Article 19.3 of MAR.
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Diane de Saint Victor
2	Reason for the notification
a)	Position/status	Non-executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	By participating in the Programme the receipt of Shares, credited as fully paid, in place of a cash dividend for the interim dividend for the year ending 31 December 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.6242	17
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive, Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	By participating in the Programme the receipt of Shares, credited as fully paid, in place of a cash dividend for the interim dividend for the year ending 31 December 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.6242	17,178
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-19
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Ines Watson, Assistant Secretary.

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

 Exhibit No. 4

 22 September 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
The attached individual notification made on behalf of a Person Discharging Managerial Responsibility under article 19.1 of the Market Abuse Regulation ('MAR') relates to the receipt of Barclays PLC shares under the Barclays PLC Scrip Dividend Programme (the 'Programme') by a Director.
 This announcement is made in accordance with Article 19.3 of MAR.
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	James Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive, Executive Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Barclays PLC American Depository Receipts (ADRs). Each ADR represents four ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') US06738E2046
b)	Nature of the transaction	By participating in the Programme the receipt of ADRs, credited as fully paid, in place of a cash dividend for the interim dividend for the year ending 31 December 2016
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$8.66	885 (representing 3,540 Shares)
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-20
f)	Place of the transaction	New York Stock Exchange (XNYS)

Name of officer of issuer responsible for making notification: Ines Watson, Assistant Secretary.

Date of notification: 2016.09.21

For further information please contact:

Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 5

26 September 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	Chief Executive Officer Barclaycard
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code

Barclays PLC American Depository Receipts (ADRs)
Each ADR represents four ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares')
ADR - US06738E2046
Barclays PLC share - GB0031348658

b)	Nature of the transaction	Reinvestment of the interim dividend for the year ending 31 December 2016 by the trustee of the Barclays Group Global Sharepurchase Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of ADRs received
		$9.007	9
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	New York Stock Exchange (XNYS)

Name of officer of issuer responsible for making notification: Ines Watson, Assistant Secretary.
For further information please contact:
Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 6

26 September 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jes Staley
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.745	2,784
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bob Hoyt
2	Reason for the notification
a)	Position/status	Group General Counsel
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.745	3,520
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tushar Morzaria
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.745	5,013
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.745	861
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mike Roemer
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.745	543
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Barclaycard
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.745	1,279
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ('Shares') GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by Barclays Global Nominee Limited, an independent nominee.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.745	4,039
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-22
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Ines Watson, Assistant Secretary.
For further information please contact:
Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 7

26 September 2016

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Amer Sajed
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Barclaycard
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.686	2
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-23
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ashok Vaswani
2	Reason for the notification
a)	Position/status	Chief Executive Officer, Barclays UK
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares in Barclays PLC with a nominal value of 25p each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of an interim dividend for the year ending 31 December 2016 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.686	34
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2016-09-23
f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Ines Watson, Assistant Secretary.
For further information please contact:
Investor Relations	Media Relations
Kathryn McLeland	Tom Hoskin
+44 (0)20 7116 4943	+44 (0)20 7116 4755

Exhibit No. 8

27 September 2016
BARCLAYS PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF PURCHASE PRICES OF NOTES
On 20 September 2016, Barclays PLC (the "Offeror") launched invitations to holders of certain notes set out in the table below (the "Notes") issued by Barclays Bank PLC to tender such Notes for purchase by the Offeror (the "Offers"), subject to applicable offer and distribution restrictions.
Further to such invitations, the Offeror hereby informs the Noteholders that the Benchmark Security Rate in respect of the 2026 Notes and the Purchase Price in respect of each Series of Notes have been calculated in the manner described in the tender offer memorandum dated 20 September 2016 (the "Tender Offer Memorandum") and is set out in the table below:
Description of Notes	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Purchase Price(1)(%)
Subordinated Floating Rate Notes due 2040 (the "2040 Notes")	Barclays Bank PLC	XS0122679243	€100,000,000	67.50 per cent.
6.125 per cent. Undated Subordinated Notes (the "Undated Subordinated Notes")	Barclays Bank PLC	XS0145875513	£36,244,000	108.50 per cent.
6.86 per cent. Callable Perpetual Core Tier One Notes (the "Tier One Notes")	Barclays Bank PLC	06738CAG4/ XS0155141830/ US06738CAG42	US$182,133,000	117.00 per cent.
Junior Undated Floating Rate Notes (the "Undated Floating Rate Notes")	Barclays Bank PLC	GB0000784164	US$202,985,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes (the "Series 1 Notes")	Barclays Bank PLC	GB0000779529	US$335,430,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes Series 2 (the "Series 2 Notes")	Barclays Bank PLC	GB0000777705	US$414,630,000	70.00 per cent.
Undated Floating Rate Primary Capital Notes Series 3 (the "Series 3 Notes")	Barclays Bank PLC	XS0015014615	£145,000,000	80.00 per cent.

Description of Notes	Issuer	CUSIP/ISIN	Aggregate Principal Amount Outstanding	BenchmarkSecurity	Benchmark Security Rate	Purchase Spread (Basis Points)	Purchase Price (2) (%)
5.75 per cent. Fixed Rate Subordinated Notes due 2026 (the "2026 Notes")	Barclays Bank PLC	XS0134886067	£455,408,000	1.5 per cent. UK Treasury Stock due 2026 (ISIN GB00BYZW3G56)	0.670 per cent.	220	124.432 per cent.

_______________
(1) The Purchase Price does not include accrued and unpaid interest
(2) The Purchase Price does not include accrued and unpaid interest
The Purchase Prices of the Notes were calculated in the manner described in the Tender Offer Memorandum at the Pricing Time (10:00 a.m. (New York City time) today, 27 September 2016) and do not include any Accrued Interest Payment.
The Offers remain open and are scheduled to expire at 5:00 p.m. (New York City time) today, 27 September 2016, unless extended, re-opened or earlier terminated.
The Offers remain subject to the conditions and restrictions set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.
For Further Information
A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:
The Dealer Manager
Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Telephone: +44 (0)20 3134 8515 or +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Attention: Liability Management Group
Email: liability.management@barclays.com
The Tender Agent
Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom
Telephone: +44 20 7704 0880
Toll Free Number: +1 (800) 495 5148
Attention: Thomas Choquet / Arlind Bytyqi
Email: barclays@lucid-is.com
A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.
Analyst and Investor Information
Further information for analysts and investors can be obtained from the following contacts at Barclays:
Investor Relations
Lisa Bartrip
Tel: +44 (0) 20 7773 0708
Barclays Treasury
Miray Muminoglu
Tel: +44 (0) 20 7773 8199
Media Relations
Tom Hoskin
Tel: +44 (0)20 7116 6927
DISCLAIMER
This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax and financial advice, including as to any tax consequences, from its stockbroker, bank manager, solicitor, accountant or other independent financial adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to participate in the Offers. None of the Offeror, the Dealer Manager or the Tender Agent, or any person who controls, or is a director, officer, employee or agent of such persons or any affiliate of such persons, makes any recommendation as to whether Noteholders should participate in the Offers.
United Kingdom
The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "
Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (such persons together being the " Relevant Persons"). The Offers are only available to Relevant Persons and the transactions contemplated in the Tender Offer Memorandum will be available only to, or engaged in only with, Relevant Persons, and this communication and any other document and/or materials produced in connection with the Offers must not be relied or acted upon by persons other than Relevant Persons.
France
The Offers are not being made, directly or indirectly, to the public in the Republic of France ("France"). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers ) and/or (ii) qualified investors (investisseurs qualifies ) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 of the French Code Monétaire et Financier, are eligible to participate in the Offers. This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.
Italy
None of the Offers, this announcement, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB ").
The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended.
Noteholders, or beneficial owners of the Notes, can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.
Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.
Spain
Neither the Offers nor this announcement constitute an offer of securities or the solicitation of an offer of securities to the public in Spain under the restated text of the Spanish Securities Market Law approved by Legislative Royal Decree 4/2015, of 23 October (Real Decreto Legislativo 4/2015, de 23 de octubre, que aprueba el texto refundido de la Ley del Mercado de Valores ), Royal Decree 1310/2005, of 4 November and Royal Decree 1066/2007, of 27 July. Accordingly, this Tender Offer Memorandum has not been submitted for approval and has not been approved by the Spanish Securities Market Regulator ( Comisión Nacional del Mercado de Valores).
General
Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.
In addition, each Noteholder participating in an Offer will be deemed to give certain representations in respect of the jurisdictions referred to below and generally as set out in " Procedures for Participating in the Offers " in the Tender Offer Memorandum. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.
Each of the Offeror, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

Exhibit No. 9

BARCLAYS BANK PLC
Publication of Prospectus
27 September 2016

The following base prospectus (the "Base Prospectus") has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus dated 27 September 2016 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP (the "Programme").

To view the full document, please click on or paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/9936K_-2016-9-27.pdf

A copy of the above Base Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.morningstar.co.uk/uk/NSM

The Base Prospectus can also be viewed via: http://www.barclays.com/prospectuses-and-documentation/secured-funding-documentation/covered-bonds.html

The following transaction documents, in relation to the Programme, were also amended and restated on 27 September 2016:

·     the Trust Deed;
·     the Agency Agreement;
·     the Master Definitions Schedule; and
·     the Programme Agreement,

each as defined and further described in the Base Prospectus (the "Amended Transaction Documents").

The Amended Transaction Documents are available for inspection at the following addresses:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

and

Citigroup Centre
Canada Square
London E14 5LB
(the "Specified Office of the Paying Agent").
For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus. In accessing the Base Prospectus, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.
THE BASE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.
NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DO SO. ANY COVERED BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY COVERED BONDS ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.
Please note that the information contained in the Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.
Confirmation of your Representation: In order to be eligible to view the Base Prospectus or make an investment decision with respect to any Covered Bonds issued or to be issued pursuant to the Base Prospectus, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus, you shall be deemed to have represented that you and any customers you represent are not a U.S. person (as defined in Regulation S to the Securities Act) or that you are a QIB, and that you consent to delivery of the Base Prospectus and any supplements thereto via electronic publication.
You are reminded that the Base Prospectus has been made available to you on the basis that you are a person into whose possession the Base Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus to any other person.
The Base Prospectus does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Covered Bonds issued or to be issued pursuant to the Base Prospectus, in any jurisdiction in which such offer, solicitation or sale would be unlawful.
The Base Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus made available to you in electronic format and the hard copy version available to you on request from the issuers.

 Exhibit No. 10

28 September 2016
BARCLAYS PLC INVITATION TO PURCHASE NOTES FOR CASH: ANNOUNCEMENT OF RESULTS
On 20 September 2016, Barclays PLC (the "Offeror") launched invitations to holders of certain notes set out in the table below the (the "Notes") issued by Barclays Bank PLC to tender such Notes for purchase by the Offeror (the "Offers"), subject to applicable offer and distribution restrictions.
Further to such invitations, the Offeror hereby informs the Noteholders that, as of the Expiration Deadline for the Offers (being 5:00 p.m. (New York City time) on 27 September 2016), the aggregate principal amount of each Series of Notes validly tendered and to be accepted for purchase, and the Purchase Price of each Series of Notes is as set out in the table below, and each such Noteholder is entitled to receive on the Settlement Date, being 30 September 2016, the applicable Purchase Price plus any Accrued Interest Payment.
Description of Notes	Issuer	CUSIP / ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Purchase Price(1) (%)	Accrued Interestper Minimum Denomination
Subordinated Floating Rate Notes due 2040 (the "2040 Notes")	Barclays Bank PLC	XS0122679243	€100,000,000	€32,000,000	67.50 per cent.	€4.83
6.125 per cent. Undated Subordinated Notes (the "Undated Subordinated Notes")	Barclays Bank PLC	XS0145875513	£36,244,000	£2,325,000	108.50 per cent.	£27.52
6.86 per cent. Callable Perpetual Core Tier One Notes (the "Tier One Notes")	Barclays Bank PLC	06738CAG4/ XS0155141830/ US06738CAG42	US$182,133,000	US$3,503,000	117.00 per cent.	US$20.01
Junior Undated Floating Rate Notes (the "Undated Floating Rate Notes")	Barclays Bank PLC	GB0000784164	US$202,985,000	US$71,055,000	70.00 per cent.	US$21.94
Undated Floating Rate Primary Capital Notes (the "Series 1 Notes")	Barclays Bank PLC	GB0000779529	US$335,430,000	US$168,790,000	70.00 per cent.	US$24.31
Undated Floating Rate Primary Capital Notes Series 2 (the "Series 2 Notes")	Barclays Bank PLC	GB0000777705	US$414,630,000	US$119,430,000	70.00 per cent.	US$12.50
Undated Floating Rate Primary Capital Notes Series 3 (the "Series 3 Notes")	Barclays Bank PLC	XS0015014615	£145,000,000	£124,500,000	80.00 per cent.	£645.49

_______________
(1) The Purchase Price does not include accrued and unpaid interest
Description of Notes	Issuer	CUSIP/ISIN	Aggregate Principal Amount Outstanding	Aggregate Principal Amount Accepted for Purchase	Purchase Price(2) (%)	Accrued Interest per Minimum Denomination
5.75 per cent. Fixed Rate Subordinated Notes due 2026 (the "2026 Notes")	Barclays Bank PLC	XS0134886067	£455,408,000	£181,679,000	124.432 per cent.	£2.52

_______________
(2) The Purchase Price does not include accrued and unpaid interest
The Offers remain subject to the conditions and restrictions set out in a tender offer memorandum dated 20 September 2016 (the "Tender Offer Memorandum") and the related notice of guaranteed delivery. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.
The Issuer intends to accept all Notes validly offered for purchase, subject, inter alia, to the Noteholders having offered for purchase the relevant Minimum Denomination and the Authorised Denominations of the Notes in accordance with the Tender Offer Memorandum.
The Offers have now expired and no further Notes can be tendered for purchase.
For Further Information
A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum and the related notice of guaranteed delivery. Further details about the transaction can be obtained from:
The Dealer Manager
Barclays Capital Inc.
745 Seventh Avenue
New York, New York 10019
United States
Tel: +44 (0)20 3134 8515 or +1 (212) 528-7581
US Toll Free Number: +1 (800) 438-3242
Email: liability.management@barclays.com
Attention: Liability Management Group
The Tender Agent

Lucid Issuer Services Limited
Tankerton Works
12 Argyle Walk
London WC1H 8HA
United Kingdom

Tel: +44 20 7704 0880
Fax: +44 20 3004 1590
Attention: Thomas Choquet / Arlind Bytyqi
Email: barclays@lucid-is.com
A copy of the Tender Offer Memorandum and the notice of guaranteed delivery is available to eligible persons upon request from the Tender Agent and at http://www.lucid-is.com/barclays.
Analyst and Investor Information
Further information for analysts and investors can be obtained from the following contacts at Barclays:
Investor Relations
Lisa Bartrip
Tel: +44 (0)20 7773 0708
Barclays Treasury
Miray Muminoglu
Tel: +44 (0)20 7773 8199
Media Relations
Tom Hoskin
Tel: +44 (0)20 7116 6927
DISCLAIMER
The Dealer Manager does not take any responsibility for the contents of this announcement. This announcement must be read in conjunction with the Tender Offer Memorandum. No offer to acquire any Notes is being made pursuant to this announcement.
The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Offeror, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.